Exhibit 7.02

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT (this “Agreement”) dated as of November 23, 2022 is made by and between (i) SAIF PARTNERS IV L.P., an exempted limited partnership registered and existing under the Laws of the Cayman Islands (the “Seller”) and (ii) YZ Healthcare L.P., an exempted partnership established under the Laws of the Cayman Islands (the “Buyer”). The Buyer and the Seller are hereinafter referred to as the “Parties” and each a “Party”.

WHEREAS, the Seller is the beneficial owner of 10,780,820 Common Shares of Sinovac Biotech Ltd., a company incorporated in Antigua, West Indies (the “Company”) and 10,780,820 Exchange Shares of the Company that are currently in the Trust Account.

WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, certain Common Shares and Exchange Shares, all upon the terms and conditions set forth in this Agreement.

WHEREAS, to induce the Seller to enter into this Agreement, the Buyer intends to deposit certain amount to the Seller’s bank account subject to the terms and conditions hereof.

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties contained herein, the Parties agree as follows:

Article I

Definitions

Section 1.1            Definitions. The following terms shall have the following meanings for purposes of this Agreement:

“Affiliates” of a Person shall mean any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or as trustee or executor, by contract or otherwise.

“Business Day” means a day other than any Saturday, any Sunday or any day on which banks located in Hong Kong, the PRC, or the United States are authorized or obligated to close.

“Common Shares” means common shares, par value US$0.001 per share, of the Company.

“Company Valuation” means US$8,000,000,000.

“Exchange” has the meaning ascribed to it in the Trust Agreement.

“Exchange Act” means U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Shares” has the meaning ascribed to it in the Trust Agreement.

“Governmental Authority” means any government or political subdivision thereof, whether on a federal, central, state, provincial, municipal or local level and whether executive, legislative or judicial in nature, including any agency, arbitrator, authority, board, bureau, commission, court, department, official, tribunal or other instrumentality thereof.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Law” means any law, treaty, statute, ordinance, code, rule or regulation of any Governmental Authority or any Order.

“Order” means any writ, judgment, decree, injunction, award or similar order of any Governmental Authority (in each such case whether preliminary or final).

“Organizational Documents” means with respect to an entity, its certificate of incorporation, articles of incorporation, by-laws, articles of association, memorandum of association, certificate of trust, trust agreement, partnership agreement, limited partnership agreement, certificate of formation, limited liability company agreement or operating agreement, as applicable.

“Person” means an individual, firm, corporation, partnership, association, limited liability company, union, trust or estate or any other entity or organization whether or not having separate legal existence, including any Governmental Authority.

“PRC” means the People’s Republic of China, for the sole purpose of this Agreement, excluding Hong Kong, Macau Special Administrative Region and Taiwan.

“Representatives” of a Party means that the officers, directors, employees, accountants, counsel, financial advisors, consultants, other advisors, commercial bankers, lending institutions, general partners, limited partners, and other potential debt and equity financing sources of that Party or any of its Affiliates.

“Rights Agreement” means Rights Agreement by and between the Company and Pacific Stock Transfer Company, dated March 28, 2016, as amended on March 24, 2017, June 26, 2017, March 6, 2018 and July 2, 2018.

“Sale Shares” means the Put Option Shares and the Call Option Shares.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Transactions” means the transactions contemplated under this Agreement, including the grant of the Right of First Refusal, the Put Option and the Call Option, and the sale and purchase of the Sale Shares.

“Transfer” means, with respect to any securities, sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of any direct or indirect interest in such securities.

“Trust Account” means the account established pursuant to the Trust Agreement for the purpose of holding the Exchange Shares issued pursuant to the Exchange in accordance with the Rights Agreement for the benefit of certain non-collaborating shareholders, including the Seller.

“Trust Agreement” means the Trust Agreement dated February 20, 2019 by and between the Company and the Trustee, as amended from time to time.

“Trustee” means Wilmington Trust, National Association or its successor as appointed pursuant to the Trust Agreement.

“US$” means the United States Dollar, the lawful currency of the United States of America.

Article II

Right of First Refusal

Section 2.1            Deposit.

(a)               Within five 5 Business Days after the date of this Agreement, the Buyer shall pay to the Seller, as a deposit, cash in the aggregate amount of $14,300,000 (the “Deposit Amount”), which amount shall be paid by wire transfer of immediately available funds to the bank account of the Seller as set out in Schedule 2 (the “Seller’s Account”).

(b)               The Seller shall return the Deposit Amount to the Buyer by paying an amount equal to the Deposit Amount by wire transfer of immediately available funds to the Buyer’s bank account set out in Schedule 3 (or such other account designated by the Buyer by at least two Business Days’ written notice to the Seller) (the “Buyer’s Account”) within two (2) Business Days after the earliest of (x) the occurrence of a Termination Event, (y) termination of this Agreement by the Buyer pursuant to Section 7.1(iv), and (z) the Seller’s failure to deliver the Put Option Notice within the Put Option Exercise Period in accordance with Section 3.4.

(c)               If the SPA Closing (including the ROFR Closing) or the Put Option Closing takes place, the Deposit Amount shall be applied to satisfy and discharge the Buyer’s obligation to pay such portion of the consideration payable by the Buyer at the SPA Closing (including the ROFR Closing) or the Put Option Closing as is equal to the lower of (i) the Deposit Amount and (ii) the consideration so payable. To the extent that the Deposit Amount exceeds the amount of the consideration so payable, the Seller shall on the earliest of (A) the SPA Closing (which may be the ROFR Closing), (B) the Put Option Closing (as the case may be) and (C) the failure for the Put Option Closing to occur on the Put Option Closing Date (due to a breach by the Seller of this Agreement) return the excess by payment to the Buyer’s Account. Unless otherwise agreed to by the Parties in the SPA, the Buyer shall pay the remaining consideration under the SPA to the Seller’s designated bank account at the SPA Closing. The Parties agree that any portion of the Deposit Amount not applied or returned to the Buyer pursuant to this Section 2.1 shall belong to and be promptly returned to the Buyer.

(d)               The Seller shall only invest the Deposit Amount in money market. Any and all references to the Deposit Amount in Section 2.1(b), Section 2.1(c) and Section 3.5 shall be references to the Deposit Amount plus any earnings accrued thereon from the date of payment of the Deposit Amount by the Buyer to the Seller’s Bank Account under Section 2.1(a) (the “Deposit Payment Date”) until the date of payment in full by the Seller to the Buyer pursuant to this Agreement or application towards payment of the applicable consideration at the SPA Closing (including the ROFR Closing) or Put Option Closing pursuant to Section 2.1(c) (both dates exclusive).

Section 2.2            Notice of Transfer. For a period beginning on the Deposit Payment Date and ending on the date that is three months thereafter (both inclusive, the “ROFR Period”), the Seller shall not Transfer any Common Shares or Exchange Shares to any Person unless the Seller (i) has first complied with the provisions of this Article II and (ii) Transfers all (and not less than all) of the Common Shares held by it and the Exchange Shares held by it or to be released to its account (as the case may be) to a purchaser or a group of purchasers, save that (x) the Seller may Transfer any Common Shares or Exchange Shares to any Affiliate of the Seller without complying with the other provisions of this Article II provided that (A) the Seller shall continue to be entitled to 100% of the economic interest in any Common Shares and Exchange Shares so Transferred and (B) such Affiliate delivers to the other Parties a deed of adherence to this Agreement in a form reasonably satisfactory to the other Parties, agreeing to be bound by this Agreement as if it were the Seller and (y) the Seller may Transfer any Common Shares or Exchange Shares in compliance with Section 2.6. During the ROFR Period, if the Seller proposes to Transfer all or a portion of the Common Shares held by it and/or the Exchange Shares that are held by it or may be released to its account to a purchaser or a group of purchasers (the “Transferee”), then at least seven (7) Business Days before the earlier of such Transfer or its entry into any definitive agreement regarding such Transfer, the Seller shall give the Buyer written notice of the Seller’s intention to make the Transfer (the “Transfer Notice”), which shall include (A) a description of the shares of the Company to be transferred (the “Offered Shares”), (B) the consideration and the material terms and conditions upon which the proposed Transfer is to be made, including a copy of the draft share purchase agreement (and such other definitive agreement) to be entered into between the Seller and the Transferee.

Section 2.3            Right of First Refusal. The Buyer shall have an option for a period of five (5) Business Days following receipt of the Transfer Notice (“ROFR Exercise Period”) to elect to purchase all (but not less than all) of the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice, by serving a written notice (the “ROFR Exercise Notice”), signed by or on behalf of the Buyer, to the Seller in writing before expiration of the ROFR Exercise Period (such right of the Buyer, the “Right of First Refusal”). The ROFR Exercise Notice shall include (i) a statement to the effect that the Buyer is exercising the Right of First Refusal; and (ii) the details of the settlement account of the Buyer to receive the Offered Shares.

Section 2.4            ROFR Closing. The Buyer and the Seller shall execute a share purchase agreement substantially in the form as attached to the Transfer Notice (the “ROFR SPA”) within five (5) Business Days following the delivery of the ROFR Exercise Notice. At the closing of such sale and purchase of the Offered Shares (“ROFR Closing”) and subject to any other closing conditions in the ROFR SPA, unless otherwise agreed by the Buyer and the Seller in the ROFR SPA, (i) the Deposit Amount shall be applied to part of the payment of the consideration for the Offered Shares, and (ii) the Buyer shall pay to the bank account designated by the Seller the remaining consideration (if any) for the Offered Shares in U.S. dollars by wire transfer in immediately available funds.

Section 2.5            Sale to Third Party Purchaser. If (A) the Buyer fails to deliver the ROFR Exercise Notice to the Seller within the ROFR Exercise Period, (B) the Buyer fails to execute the ROFR SPA within five (5) Business Days following the delivery of the ROFR Exercise Notice, or (C) the Buyer fails to consummate the ROFR Closing pursuant to the ROFR SPA, in each case other than due to the Seller’s fault, the Seller may proceed with the sale of the Offered Shares to the Transferee on terms no more favourable to the Transferee than those stated in the Transfer Notice and the draft share purchase agreement attached thereto.

Section 2.6            Exempted Transfer.

(a)               For the avoidance of doubt and notwithstanding anything to the contrary (including Section 2.7), the Buyer shall not have any Right of First Refusal with respect to a Transfer of Common Shares and/or the Exchange Shares by the Seller to any Person who is, as of the date of this Agreement, a limited partner of the Seller; provided that (i) the Parties shall comply with the provisions of Section 2.6(b) below, and (ii) the Seller shall give the Buyer at least five (5) Business Days’ prior written notice before any such Transfer, which written notice shall include the identity of the transferee and the number of Common Shares and Exchange Shares to be Transferred.

(b)               Notwithstanding anything to the contrary contained herein, during the ROFR Period, in the event that the Seller and its Affiliates that have been Transferred shares to within the ROFR Period in accordance with Section 2.1(x) (the “Qualified Affiliates”) together come to hold less than (i) 12% of the total number of outstanding shares of the Company in the aggregate, calculated before giving effect to the issuance of the Exchange Shares, or (ii) 15% of the total number of outstanding shares of the Company in the aggregate, calculated after giving effect to the issuance of the Exchange Shares, and in each of (i) and (ii) above, calculated after giving effect to any Transfer contemplated by any definitive agreement entered into by the Seller or the Qualified Affiliates (other than a Transfer with prior written consent of the Buyer) as if all such Transfers had been consummated (a “Termination Event”), the ROFR Period and the Put Option shall immediately expire and terminate, and the Seller shall return the Deposit Amount to the Buyer in accordance with Section 2.1.

Section 2.7            Potential Consortium Led by the Buyer. Without prejudice to the Buyer’s rights and the Seller’s rights under the Sections above under Article II, during the ROFR Period, in an effort to carry out the sale of the Common Shares and Exchange Shares of the Company by the Seller in an as orderly manner as possible, in the event that the Seller, any of its Affiliates or any of its or its Affiliates’ Representatives receives from any third party (the “Potential Investor”) any indication of interest, term sheet, proposal or offer regarding a potential acquisition of any Common Shares or Exchange Shares held by the Seller or any direct or indirect interest therein, the Seller shall (i) inform such Potential Investor of the existence of this Agreement, (ii) use commercially reasonable effort to seek to clarify with such Potential Investor regarding its funding source in connection with the proposed transaction, and (iii) friendly consult with such Potential Investor regarding the possibility of having such Potential Investor participate in a consortium led by the Buyer or its Affiliate to acquire the Common Shares or Exchange Shares held by the Seller. Notwithstanding anything to the contrary, during the ROFR Period, the Seller shall and shall cause its Affiliates to conduct all discussions, negotiations and communications regarding any Transfer of Common Shares or Exchanges shares or any interest therein or rights and benefits attached thereto in accordance with either (i) the terms and conditions set out in Schedule 1 or (ii) the terms and conditions set out in Section 2.2(x) or Section 2.6(a).

Article III

Put Option

Section 3.1            Grant of Put Option. The Buyer hereby grants to the Seller an option (the “Put Option”) to sell to the Buyer all or part of the Put Option Shares free from Encumbrances (as defined below) and together with all interests therein and rights and benefits attached thereto on and from the date of this Agreement, on the terms set out in this Agreement. “Put Option Shares” means certain number of Common Shares held by the Seller, the number of which is equal to the quotient of US$119,345,174 divided by the Put Option Price. It is being understood that the number of Put Option Shares would be 1,069,976 if the Put Option Price is US$111.54.

Section 3.2            Put Option Price. The purchase price for each Put Option Share shall be the result of the Company Valuation divided by the total number of outstanding shares of the Company (without giving effect to the issuance of the Exchange Shares) as of the Put Option Closing Date (the “Put Option Price”). It is being understood that the Put Option Price is expected to be US$111.54 based on the total number of outstanding shares of the Company (without giving effect to the issuance of the Exchange Shares) as of March 31, 2022 assuming the accuracy of the Company’s public disclosure of its number of outstanding shares on such date.

Section 3.3            Put Option Exercise Period. The Put Option (i) may be exercised only once, (ii) subject to Section 3.3(iii), may be exercised (x) if a share purchase agreement between the Buyer (or any of its Affiliates) and the Seller with respect to the sale and purchase of any shares of the Company (including a ROFR SPA) (an “SPA”) is executed prior to the expiration of the ROFR Period, only during the period beginning on the date of the SPA, and ending on the day immediately preceding the closing of the sale and purchase under the SPA (the “SPA Closing”), or (y) if no SPA is so executed, only during the fifteen (15) Business Days’ period immediately following the expiry of the ROFR Period (the “Put Option Exercise Period”), and (iii) shall terminate upon, and may not be exercised at any time after, a Termination Event.

Section 3.4            Exercise of Put Option. If the Seller elects to exercise the Put Option, it shall do so by giving the Buyer an exercise notice (“Put Option Notice”) in substantially the form attached hereto as Exhibit A signed by or on behalf of the Seller any time during the Put Option Exercise Period and the Put Option Notice shall include: (i) a statement to the effect that the Seller is exercising the Put Option; (ii) the number of the Put Option Shares with respect to which the Seller will exercise the Put Option (such number of Put Option Shares, “Put Subject Shares”); (iii) a date on which closing of the sale and purchase of the Put Subject Shares (the “Put Option Closing”) is to take place, which date shall not be earlier than the tenth (10th) Business Day following the date of the Put Option Notice and shall not be later than the fifteenth (15th) Business Day following the date of the Put Option Notice; provided that if an SPA or a ROFR SPA has been entered into, the Put Option Closing shall occur concurrently with the SPA Closing (including the ROFR Closing) and the Put Option Notice shall state as such; and (iv) the details of the bank account designated by the Seller to receive the Put Option Price.

Section 3.5            Put Option Closing. The Put Option Closing shall take place on the date specified in the Put Option Notice (or such later date as the Seller and the Buyer may agree) (the “Put Option Closing Date”). At the Put Option Closing, subject to Section 6.2, (i) the Deposit Amount shall be applied to part of the payment of the consideration for the Put Subject Shares, and (ii) if the Deposit Amount is less than the amount payable by the Buyer for the Put Subject Shares, the Buyer shall pay to the bank account designated by the Seller the balance of the consideration in U.S. dollars by wire transfer in immediately available funds such that the Seller will receive the aggregate Put Option Price (after any deduction pursuant to Section 6.2, if any) at the Put Option Closing. Upon the Seller’s receipt of the entirety of the aggregate Put Option Price (taking into account the Deposit Amount and after any deduction pursuant to Section 6.2, if any), without prejudice to any other right, privilege, benefit or remedy of the Buyer, for any and all purposes as between the Parties, the Buyer shall be the sole beneficial owner of the Put Subject Shares, free from Encumbrances and together with all interests therein and rights and benefits attached thereto on and from the date hereof; and the Seller shall take all actions and execute all documents as may be necessary or requested by the Buyer to ensure the timely enjoyment by the Buyer of such interests, rights and benefits and to transfer full and sole beneficial ownership of such Put Option Shares to the Buyer and full and sole legal ownership of such Put Option Shares to a broker or other settlement account designated by the Buyer, including without limitation to deliver, or cause to be delivered, the Put Subject Shares to the settlement account of the Buyer (which shall be designated by the Buyer no later than five (5) Business Days prior to the Put Option Closing).

Section 3.6            Seller’s Warranties. The Seller hereby represents and warrants to the Buyer that each of the statements contained in this Section 3.6 is true and complete as of the date hereof and as of the Put Option Closing, as follows:

(a)               Authority; Binding Effect. The Seller has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. All corporate action on the part of the Seller and its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the performance of all of its obligations hereunder, including the grant of the Right of First Refusal and the consummation of the sale and purchase of the Put Option Shares, have been taken prior to the Put Option Closing. This Agreement has been duly and validly executed and delivered by the Seller, and (assuming the due execution and delivery thereof by the Buyer) constitutes the legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with its terms.

(b)               No Conflict. The execution and delivery by the Seller of this Agreement, the grant of the Right of First Refusal and the consummation of the sale and purchase of the Put Option Shares and compliance by the Seller with its obligations hereunder do not and will not, (i) whether with or without the giving of notice or passage of time or both, result in any violation of the provisions of the Organizational Documents of the Seller or the Company, or any applicable Laws; or (ii) result in a material breach of, or constitute a default under, any agreement, contract, lease, license or instrument to which the Seller is a party or by which the Seller is bound.

(c)               Ownership and Transfer. The Seller is the sole beneficial owner of the Put Option Shares which are currently held in “street name” by the Seller’s broker, on behalf of solely the Seller, and such broker is the sole legal owner of the Put Option Shares (through The Depository Trust Company), in each case free and clear of all security interests, claims, liens, pledges, charges, or other encumbrances, or any other restrictions on transfer (other than any trading restrictions or any restrictions on transfer under the Securities Act and any state securities Laws or under the Company’s memorandum and articles of association) (“Encumbrances”), and is entitled to transfer (or cause to be transferred) the full and sole legal and beneficial ownership in the Put Option Shares to the Buyer or its designee at the Put Option Closing, free and clear of all Encumbrances.

(d)               Consents. No filing with, or consent, approval, authorization, order, registration, qualification or decree of, or any other action by or in respect of, any court or Governmental Authority, is necessary or required for the execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations hereunder or the consummation of sale and purchase of the Put Option Shares by the Seller.

(e)               Exempt Offering. Assuming the accuracy of the Buyer’s representations and warranties herein, the grant of the Right of First Refusal and the sale and purchase of the Put Option Shares under this Agreement are or will be exempt from the registration requirements and prospectus delivery requirements of the Securities Act, and from the registration or qualification requirements of any other applicable securities laws and regulations.

(f)                Buyer’s Reliance. The Seller acknowledges and agrees that the Buyer is relying on the representations, warranties and agreements of the Seller herein in proceeding with the grant of the Put Option and the sale and purchase of the Put Option Shares. Without such representations, warranties and agreements, the Buyer would not engage in the grant of the Put Option or the sale and purchase of the Put Option Shares.

Article IV

Call Option

Section 4.1            Grant of Call Option. At the Put Option Closing and against the receipt of the aggregate Put Option Price for the Put Subject Shares, the Seller shall grant to the Buyer an option (the “Call Option”) to purchase all or part of the Call Option Shares free from Encumbrances and together with all interests therein and rights and benefits attached thereto on and from the date hereof, on the terms set out in this Agreement. “Call Option Shares” means certain number of Exchange Shares, the number of which is equal to the number of the Put Option Shares actually sold to the Buyer pursuant to the exercise of the Put Option by the Seller (as adjusted for any share split, share combination, recapitalization or similar events).

Section 4.2            Call Option Price. The purchase price for each Call Option Share shall be an amount equal to (i) the result of the Company Valuation multiplied by two and divided by the total number of outstanding shares of the Company on a fully-diluted basis (after giving effect to the issuance of the Exchange Shares) as of the Put Option Closing Date, minus (ii) the Put Option Price (the “Call Option Price”). It is being understood that the Call Option Price is expected to be US$28.65 based on the total number of outstanding shares of the Company (after giving effect to the issuance of the Exchange Shares) as of March 31, 2022 assuming the accuracy of the Company’s public disclosure of its number of outstanding shares as of such date.

Section 4.3            Call Option Exercise Period. The Call Option (i) may be exercised only once, (ii) may be exercised only during the period beginning on the date the Exchange Shares are duly and validly released from the Trust Account to the account of the Seller (the “Release Date”), and ending at 5:00 p.m. Hong Kong time on the 20th Business Day following the latest of (i) the Release Date, (ii) Buyer’s receipt of Seller’s written notification of the Release Date and (iii) the date on which each court with competent jurisdiction in respect of any ongoing dispute relating to the validity of the issuance of the Exchange Shares has entered into a final non-appealable judgment affirming the validity of the issuance of all of the Exchange Shares, provided that the Buyer may not exercise the Call Option during any applicable blackout period, in which event the length of the period during which the Buyer may exercise the Call Option shall be extended accordingly (the “Call Option Exercise Period”).

Section 4.4            Exercise of Call Option. If the Buyer elects to exercise the Call Option, it shall do so by giving the Seller an exercise notice (“Call Option Notice”) signed by or on behalf of the Buyer any time during the Call Option Exercise Period which Call Option Notice shall include: (i) a statement to the effect that the Buyer is exercising the Call Option; (ii) the number of the Call Option Shares with respect to which the Buyer will exercise the Call Option (such number of Call Option Shares, “Call Subject Shares”); (iii) a date on which closing of the sale and purchase of the Call Subject Shares (the “Call Option Closing”) is to take place, which date shall not be earlier than the third (3rd) Business Day following the date of the Call Option Notice and shall not be later than the seventh (7th) Business Day following the date of the Call Option Notice; and (iv) the details of the settlement account of the Buyer to receive the Call Subject Shares.

Section 4.5            Call Option Closing. The Call Option Closing shall take place on the date specified in the Call Option Notice (or such later date as the Seller and the Buyer may agree) (the “Call Option Closing Date”). At the Call Option Closing, subject to Section 6.2, the Buyer shall pay to the bank account designated by the Seller the aggregate Call Option Price for the Call Subject Shares (after any deduction pursuant to Section 6.2, if any) in U.S. dollars by wire transfer in immediately available funds. Upon the Seller’s receipt of the entirety of the aggregate Call Option Price for the Call Subject Shares (after any deduction pursuant to Section 6.2, if any), without prejudice to any other right, privilege, benefit or remedy of the Buyer, for any and all purposes as between the Parties, the Buyer shall be the sole beneficial owner of each Call Subject Share on and from the Call Option Closing (free from Encumbrances and together with all interests therein and rights and benefits attached thereto on and from the date hereof); and the Seller shall take all actions and execute all documents as may be necessary or requested by the Buyer to ensure the timely enjoyment by the Buyer of such interests, rights and benefits and to transfer (or cause to be transferred) the full and sole legal and beneficial ownership of such Put Option Shares to the Buyer or its designee, including without limitation to deliver or cause to be delivered, the Call Subject Shares to the settlement account of the Buyer as set forth in the Call Option Notice.

Section 4.6            Seller’s Warranties. The Seller hereby represents and warrants to the Buyer that each of the statements contained in this Section 4.6 is true and complete as of the Call Option Closing, as follows, subject always to any conditions or restrictions may be imposed on the Call Option Shares at the time the Exchange Shares are released to the Seller’s account:

(a)               Authority; Binding Effect. The Seller has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. All corporate action on the part of the Seller and its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the performance of all of its obligations hereunder, including the grant of the Call Option and the consummation of the sale and purchase of the Call Option Shares, have been taken prior to the Call Option Closing. This Agreement has been duly and validly executed and delivered by the Seller, and (assuming the due execution and delivery thereof by the Buyer) constitutes the legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with its terms.

(b)               No Conflict. The execution and delivery by the Seller of this Agreement, the grant of the Call Option and the consummation of the sale and purchase of the Call Option Shares and compliance by the Seller with its obligations hereunder do not and will not, (i) whether with or without the giving of notice or passage of time or both, result in any violation of the provisions of the Organizational Documents of the Seller or the Company, or any applicable Laws; or (ii) result in a material breach of, or constitute a default under, any agreement, contract, lease, license or instrument to which the Seller is a party or by which the Seller is bound.

(c)               Ownership and Transfer. Subject to a final non-appealable judgment entered into by a court with competent jurisdiction after the delivery of the Call Option Notice by the Buyer rejecting the validity of the issuance of the Exchange Shares, the Seller is the beneficial owner of the Call Option Shares, free and clear of all Encumbrances and is and will be entitled to transfer (or cause to be transferred) the full and sole legal and beneficial ownership in the Call Option Shares to the Buyer at the Call Option Closing, free and clear of all Encumbrances.

(d)               Consents. No filing with, or consent, approval, authorization, order, registration, qualification or decree of, or any other action by or in respect of, any court or Governmental Authority, is necessary or required for the execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations hereunder or the consummation of sale and purchase of the Call Option Shares by the Seller.

(e)               Exempt Offering. Assuming the accuracy of the Buyer’s representations and warranties herein, the grant of the Call Option and the sale and purchase of the Call Option Shares under this Agreement are or will be exempt from the registration requirements and prospectus delivery requirements of the Securities Act, and from the registration or qualification requirements of any other applicable securities laws and regulations.

(f)                Buyer’s Reliance. The Seller acknowledges and agrees that the Buyer is relying on the representations, warranties and agreements of the Seller herein in proceeding with the sale and purchase of the Call Option Shares. Without such representations, warranties and agreements, the Buyer would not engage in sale and purchase of the Call Option Shares.

Article V

Representations and Warranties of the Buyer

The Buyer hereby represents and warrants to the Seller that each of the statements contained in this Article V is true and complete as of the date hereof, as of the Put Option Closing Date and as of the Call Option Closing Date, as follows:

Section 5.1            Authority; Binding Effect. The Buyer is a limited partnership duly organized, established and validly existing under the laws of the jurisdiction stated in the preamble of this Agreement. The Buyer has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. All corporate action on the part of the Buyer and its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the performance of all of its obligations hereunder, including grant of the Put Option and the purchase of the Sale Shares, have been taken prior to the Put Option Closing and/or the Call Option Closing (as applicable). This Agreement has been duly and validly executed and delivered by the Buyer, and (assuming the due execution and delivery thereof by the Seller) constitutes the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms.

Section 5.2            No Conflict. The execution and delivery by the Buyer of this Agreement and the consummation of the Transactions and compliance by the Buyer with its obligations hereunder do not and will not, (i) whether with or without the giving of notice or passage of time or both, result in any violation of the provisions of the Organizational Documents of the Company or the Buyer, or any applicable Laws, or (ii) result in a material breach of, or constitute a default under, any agreement, contract, lease, license or instrument to which the Buyer is a party or by which the Buyer is bound.

Section 5.3            Consents. No filing with, or consent, approval, authorization, order, registration, qualification or decree of, or any other action by or in respect of, any court or Governmental Authority is necessary or required for the execution and delivery of this Agreement by the Buyer, the performance by the Buyer of its obligations hereunder or the consummation of the Transactions by the Buyer.

Section 5.4            Buyer’s Status. The Buyer either (i) is an institutional “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act, or (ii) is not a U.S. Person and is located outside of the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act.

Section 5.5            Sophisticated Investor. The Buyer has such knowledge and experience in financial and business matters to make an informed decision with respect to the Buyer’s purchase of the Sale Shares. The Buyer is a sophisticated investor and has independently evaluated the merits of its decision to purchase the Sale Shares pursuant to this Agreement. The Buyer has evaluated the merits and risks of the Transactions based exclusively on its own independent review and consultations with such investment, legal, tax, accounting and other advisers as it deemed necessary. In connection with such purchase, the Buyer is not relying on the Seller or its representatives in any respect in making its decision to make such purchase except for such representations and warranties of the Seller made under Section 3.6 and Section 4.6. The Buyer has received and carefully reviewed the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, all subsequent public filings of the Company with the Securities and Exchange Commission, other publicly available information regarding the Company, and such other information that it and its advisers deem necessary to make its decision to enter into the Transactions.

Section 5.6            Trading Status; Validity of Rights Agreement. The Buyer acknowledges and confirms that the Sale Share may be an illiquid investment; and the Buyer has adequate means of providing for the Buyer’s liquidity needs even if the Sale Share are restricted from public trading on any securities exchange. The Buyer is aware of the litigation surrounding the validity of the Rights Agreement and the validity of issuance of the Exchange Shares. The Buyer acknowledges and confirms that (i) the Seller does not make any representation as to the validity of the Rights Agreement and the validity of the issuance of the Exchange Shares and any liability in connection therewith, (ii) the Buyer is buying the Sale Shares “as is,” with no representation from the Seller as to the affairs of viability of the Company, or as to assets, liabilities, or outstanding securities of the Company, except for such representations and warranties of the Seller made under Section 3.6 and Section 4.6.

Section 5.7            Material Nonpublic Information. Neither the Seller nor any of its Affiliates, principals, stockholders, partners, employees and agents (i) has been requested to or has provided the Buyer with any information or advice with respect to the Sale Shares nor is such information or advice necessary or desired, or (ii) has made or makes any representation as to the Company or the credit quality of the Sale Shares. The Buyer acknowledges and understands that (i) the Seller and its Affiliates may possess material nonpublic information regarding the Company not known to the Buyer that may impact the value of the Sale Shares, including, without limitation, (x) information received by principals and employees of the Seller in their capacities as directors, board observers, officers, significant stockholders and/or Affiliates of the Company, (y) information otherwise received from the Company on a confidential basis, and (z) information received on a privileged basis from the attorneys and financial advisers representing the Company and its board of directors (collectively, the “Information”), and that the Seller is not disclosing the Information to the Buyer. The Buyer understands, based on its experience, the disadvantage to which the Buyer is subject due to the disparity of information between the Seller and the Buyer. Notwithstanding such disparity, the Buyer has deemed it appropriate to enter into this Agreement and to consummate the Transactions.

Section 5.8            Purchase for Investment. The Buyer is acquiring the Sale Shares for investment for its own account and not with a view toward any resale or distribution of any part thereof except in compliance with the Securities Act. The Buyer does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to any Person with respect to the Sale Shares.

Section 5.9            Seller’s Reliance. The Buyer acknowledges and agrees that the Seller is relying on the representations, warranties and agreements of the Buyer herein in proceeding with the Transactions. Without such representations, warranties and agreements, the Seller would not engage in the Transactions.

Article VI

Covenants and Agreements

Section 6.1            Further Cooperation. Subject to the terms and conditions provided herein, each Party agree that it will at any time and from time to time after the date hereof, upon request by the other Party and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, instructions, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances that may be reasonably required in order to complete the Transactions or to carry out and perform any undertaking made by the parties hereunder.

Section 6.2            Dividends and Distributions. To accomplish the commercial arrangements agreed to herein, including without limitation Section 3.5 and Section 4.5, subject to the Put Option Closing or the Call Option Closing taking place, the Seller shall deliver to the Buyer any dividend or other distribution made by the Company actually received by the Seller (after deduction of applicable taxes) from time to time on or after the date hereof on or with respect to any Put Subject Shares and/or Call Subject Shares (as applicable) on (i) the Put Option Closing Date or the Call Option Closing Date (as applicable) (with respect to all such distributions received prior to such date) and (ii) within seven (7) Business Days after the Seller’s receipt of any such distribution from the Company (with respect to all such distributions received on or after the Put Option Closing Date or the Call Option Closing Date, as applicable); provided that (x) to the extent any such distribution is made in cash in US dollars on or before the Put Option Closing Date or the Call Option Closing Date (as applicable), the Seller’s delivery of such distribution shall be made by way of deduction of the amount of such distribution (after deduction of applicable taxes) from the payment of the Put Option Price or the Call Option Price (as applicable) and (y) the Seller shall only be required to pay to the Buyer the net amount it is entitled to receive from the Company after deduction of applicable taxes payable by virtue of Seller receiving such distributions or delivering such distributions to the Buyer (including but not limited to any withholding taxes, dividend taxes, capital gain taxes or income taxes).

Section 6.3            Notification. Each Party will notify the other Parties as soon as reasonably practicable (but in any event prior to the Put Option Closing and/or the Call Option Closing, as applicable) in the event it comes to such Party’s attention that any of such Party’s representations or warranties set out in this Agreement has ceased to be true and accurate in any material respect or there has been any breach by such Party of any of its agreements contained in this Agreement or any failure by such Party to comply with any of its obligations contained herein.

Section 6.4            Confidentiality.

(a)               Except as otherwise required by applicable Law, or regulations of stock exchange (in which case the disclosing Party, to the extent permitted by law, shall consult with the other Party prior to any such disclosure as to the form and content of such disclosure), or otherwise permitted by this Agreement, each Party shall not disclose to any third party any content or information in connection with this Agreement and the Transactions, or non-public information relating to the other Party (“Confidential Information”) without the prior consent of the other Party and shall keep Confidential Information strictly confidential. Each Party may disclose Confidential Information to its and its Affiliates’ directors, officers, managers, employees, investors and potential investors, professional advisers, accountants and lawyers on a need-to-know basis; provided, however, that the disclosing Party shall ensure that such persons are subject to the same confidentiality obligation as they were under this Agreement. Notwithstanding anything herein to the contrary: (i) the Parties may disclose Confidential Information to the Company’s directors and officers on a need-to-know basis for purposes of performing any agreement, covenant and obligation hereunder; (ii) the Parties acknowledge that the Seller may be required to file with the SEC such schedules and forms as may be required under the Exchange Act, which may need to contain as an exhibit thereto a copy of this Agreement, and nothing contained in this Section 6.4 is intended to limit or restrict such ability to file such schedules and forms or any amendments thereto; and (iii) the Buyer may disclose the existence and terms of this Agreement to OCI International Holdings Limited, its Affiliates, and its and their respective Representatives, and OCI International Holdings Limited may disclose and announce the existence and terms of this Agreement publicly, subject to Section 6.4(b).

(b)               To the extent practicable and permitted by applicable Law or regulations of stock exchange (as applicable), prior to any Party’s disclosure of Confidential Information to a Governmental Authority or stock exchange (including the Seller’s disclosure to the SEC and the Buyer’s disclosure to The Stock Exchange of Hong Kong Limited), the disclosing Party shall notify the other Parties in advance of such disclosure and shall obtain the other Parties’ consent with respect to the contents of such disclosure, which consent shall not be unreasonably withheld or delayed.

Section 6.5            Stock-Splits, Reclassification or Reorganization. If, after the date hereof and prior to Put Option Closing and/or the Call Option Closing (as applicable), the number of Common Shares is increased or decreased as a result of a stock dividend, a subdivision or split-up of Common Shares, a consolidation, combination, reverse stock split, reorganization or reclassification of Common Shares, a merger with or into or consolidation with another corporation undertaken by the Company, or any other similar event, the Put Option Price and the Call Option Price (as applicable) shall be appropriately and equitably adjusted to reflect the intent of the agreement set forth in Section 3.2 and Section 4.2 (as applicable).

Section 6.6            Waiver of Claims; Not to Sue.

(a)               The Buyer agrees that none of the Seller, its Affiliates, principals, stockholders, partners, employees and agents (“Seller Parties”) shall have any liability to the Buyer, its Affiliates, principals, stockholders, partners, employees, agents, grantors or beneficiaries, whatsoever due to or in connection with (i) the Seller’s use or non-disclosure of the Information as a result of the Transactions, (ii) the validity of the Rights Agreement and the validity of issuance of Exchange Shares, or (iii) the failure of the Company to make any dividends. The Buyer, on behalf of itself and its successors, hereby irrevocably waives any claim that it might have based on the (x) failure of the Seller to disclose the Information, (y) the validity of the Rights Agreement and the validity of the issuance of the Exchange Shares being finally judicially resolved by a court of competent jurisdiction, and/or (z) the failure of the Company to make any dividends.

(b)               The Buyer agrees not to sue, commence, file, voluntarily aid or support or encourage in any way, prosecute or cause to be commenced or prosecuted any legal proceedings whatsoever in any jurisdiction in respect of any Claim against the Seller Parties.

(c)               “Claims” means each and all claims, counter-claims, demands, actions, causes of action, suits, losses, liabilities, rights, put options, debts, dues, sums of money, accounts, reckonings, obligations, costs, expenses, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents and/or executions of every kind and nature whatsoever and howsoever arising, whether now known or unknown, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, in law, admiralty or equity (including but not limited to shareholder derivative actions and direct claims) and in any jurisdiction, which the Buyer ever had, now has, or hereafter can, shall, or may have against the Seller Parties for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of time through the date hereof arising out of or relating to (x) failure of the Seller to disclose the Information (y) the validity of the Rights Agreement and the validity of the issuance of the Exchange Shares being finally judicially resolved by a court of competent jurisdiction, and/or (z) the failure of the Company to make any dividends.

Article VII

General Provisions

Section 7.1            Effectiveness; Termination. This Agreement may be terminated by (i) the mutual consent of the Parties, (ii) the Seller, if the Buyer fails to deposit the Deposit Amount to the Seller’s designated bank account within five (5) Business Days following the date hereof, (iii) by the Seller, upon occurrence of a Termination Event, provided that concurrently with such termination, the Seller returns the Deposit Amount to the Buyer in accordance with Section 2.1 or (iv) the Buyer, if the Seller is in breach of Article II.

Section 7.2            Amendment; Waivers. This Agreement may be amended, supplemented or changed, or any provisions hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law.

Section 7.3            Expenses and Fees. All fees and expenses incurred in connection with the Transactions, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions (the “Expenses”), shall be the obligation of the respective Party incurring such fees and expenses.

Section 7.4            Notices. All notices and other communications hereunder by any Party to the others shall be in writing and shall be deemed given when delivered personally or by international courier, or sent by facsimile or electronic mail to the contact details set forth on the signature pages and shall be copied to the additional contact as set forth thereon as well (or at such other address for a Party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received.

Section 7.5            Counterparts; Facsimiles. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart for it to be effective among the Parties. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more Parties hereto and delivered by such Party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such Party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

Section 7.6            Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 7.7            Governing Law; Dispute Resolution. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to the principle of conflict laws thereunder. All disputes, controversy o claim between the Parties arising out of or relating to this Agreement shall be finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in effect when the notice of arbitration is submitted. The seat of arbitration shall be Hong Kong. The arbitration shall be conducted in English. The number of arbitrators shall be three. The resolution of any dispute by arbitration pursuant to this Section 7.7 shall be non-appealable, final, binding and conclusive on the Parties to such dispute and may be enforced and entered as a judgment in any court of law with jurisdiction thereof. Notwithstanding the foregoing, any Party shall be free to seek interim or permanent equitable or injunctive relief, or both, from any court having jurisdiction to grant the same.

Section 7.8            Waiver of Jury Trial. To THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE SUBJECT MATTER HEREOF OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER AT LAW OR IN EQUITY, WHETHER SOUNDING IN CONTRACT, TORT, STATUTE OR OTHERWISE). EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTY OR PARTIES, AS THE CASE MAY BE, THAT THIS SECTION 7.8 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH IT IS RELYING, AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. ANY OF THE SELLER OR THE BUYER MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 7.8 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 7.9            Survival. All of the representations, warranties, covenants and agreements of the Parties in this Agreement shall survive the Put Option Closing and the Call Option Closing.

Section 7.10        Section and Other Headings. The article, section, schedule, exhibit and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Section 7.11        No Third-Party Beneficiaries; Assignment. This Agreement and the exhibits and schedules hereto: (a) are not intended to confer upon any other Person any rights or remedies hereunder; and (b) shall not be assigned by operation of law or otherwise, provided that the Buyer may assign any of its rights and obligations hereunder to any Affiliate of the Buyer.

Section 7.12        No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rules of strict construction will be applied against any Party.

[Remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SAIF PARTNERS IV L.P.
By: SAIF IV GP, L.P., its general partner
By: SAIF IV GP Capital Ltd., its general partner

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director

Address: M&C Corporate Services Limited, PO Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands (with a copy to: c/o SAIF Advisors Limited, 2516-2520, Two Pacific Place, 88 Queensway, Hong Kong)

Telephone: 852-2918 2200
Fax: 852-2234 9116
E-mail: pwan@sbaif.com / achan@sbaif.com
Attention: Patrick Wan / Anita Chan

[Signature Page to the Investment Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

YZ Healthcare L.P.
By: YZ HEALTHCARE GP LIMITED, its general partner

By:	/s/ JIao Shuge
Name:	JIao Shuge
Title:	Director

Address:	Level 23, 28 Henessy Road.
Hong Kong

Telephone: 2972 0222
Fax: 2972 0611
E-mail: Alston.Chan@oci-intl.com
Attention: Alston Chan

[Signature Page to the Investment Agreement]

Schedule 1

Terms of Third Party Investments in the Buyer

1.	Structure: All parties will invest and participate in the Transfer through subscribing for limited partnership interest in the Buyer, and the Buyer will acquire all the relevant Common Shares, Exchange Shares, interests, rights and benefits.
2.	Valuation: the subscription price for partnership interest in the Buyer will reflect an equity valuation of the Company of no less than US$8,000,000,000 (eight billion U.S. dollars) based on (among other things) the Company’s current assets and liabilities.
3.	Economic terms for the general partner of the Buyer:
a.	Upfront fee: 2%
b.	Carried interest: 20%

Schedule 2

Seller’s Bank Account

Schedule 3

Buyer’s Bank Account

Exhibit A

Form of Put Option Notice

Annex I

Wire Transfer Instructions